Exhibit 99.2

The Management’s position on SdK’s counter-proposals:

The Management and Supervisory Boards of LION bioscience AG reject the counter-proposals put forth by Schutzgemeinschaft der Kapitalanleger (SdK). The Management’s support for the resolutions it has proposed to the Shareholders’ Meeting (Agenda Items 1 to 4) remains unchanged.

Specifically, the Management takes the following position with respect to the counter-proposals and reserves the right to make supplementary statements at the Shareholders’ Meeting:

Agenda Item 1:

The objective of LION bioscience AG’s realignment is to achieve profitability and stop capital depletion. The Management and Supervisory Boards have exhaustively analyzed the alternatives and come to the conclusion that the continuation of the Company in conjunction with this realignment represents the best alternative for the shareholders.

According to our initial assessments, liquidating the Company would incur closing costs of several million euros. In addition, there may be damage claims arising from customer contracts, which are difficult to place a figure on. Overall, the Management would anticipate liquidation proceeds of about €1 a share, not taking risks from customer contracts into account.

In the opinion of the Management, given the planned measures, if the Company is continued, the price of its shares should exceed net cash per share, since no more cash will be used in the future, and the Company has assets that represent value and that are to be actively marketed in the future in the interests of the shareholders. In calculating the enterprise value under the customary discounted cash flow method, we have calculated a potential share price that significantly exceeds the current share price.

Agenda Item 2:

The buyback of the Company’s own shares will provide operative flexibility. Thus the Company may use its own shares as acquisition currency in share deals.

Agenda Item 3:

Under the Company’s new direction proposed in Agenda Item 1, it is absolutely necessary to expand the purpose of the company in the Articles of Incorporation and bring it in line with the Company’s actual activities.

LION’s acquisitions of equity interests in the past were made less for reasons of profitability than for operative considerations, e.g., to round off the product assortment.

Agenda Item 4:

The amendments to the Articles of Incorporation in Agenda Items 4 a) and b) support the Company’s attempts to create an internal structure that is as stream-lined and cost-effective as possible and at the same time to create flexibility in the number of Management Board members. The amendments to the Articles of Incorporation proposed under Agenda Item 4c) represent a formal adaptation to an amendment to the Stock Corporation Act.